(212) 519-5115

February 11, 2005

VIA FEDERAL EXPRESS

Securities and Exchange Commission

450 Fifth Street, NW

Washington, D.C. 20549

Attention:  Peggy A. Fisher - Assistant Director

Re:	Langer, Inc./Form S-1/A filed January 31, 2005
File No. 333-120718

Dear Ms. Fisher:

We hereby submit in electronic format to the Securities and Exchange Commission (the “Commission”), pursuant to the Securities Exchange Act of 1934, as amended (the “Act”), and Regulation S-T, Amendment No. 2 to the Registration Statement on Form S-1 of Langer, Inc. (“Langer” or the “Company”).

The Form S-1 has been revised in response to the Staff’s comments contained in the Commission’s letter of comments (the “Staff Letter”) dated February 7, 2005.  In connection therewith, set forth on Schedule A hereto are the Company’s responses to the Staff Letter, which have been listed in the order of the comments from the Staff Letter.

Please feel free to contact me at (212) 519-5115, with any questions regarding the foregoing.

Very truly yours,

Steven E. Cohen

Enclosure

cc:         Adelaja Heyliger (with courtesy copy via Federal Express)

Schedule A - Responses of Langer, Inc. to the

Commission Staff Comment Letter dated February 7, 2005

Form S-1

Prospectus Summary – Page 1

1.             Please add a “Recent Developments” paragraph to discuss briefly your financial results for the three months ended December 31, 2004.  Also discuss the recent financial statement adjustments made in connection with the Silipos acquisition and that the pro forma financial statements in the original Form S-1 should not be relied upon, as disclosed in the Form 8-K filed January 28, 2005.

The Company intends to revise the S-1 to include its audited financial statements for the year ended December 31, 2004 upon completion of its audit and prior to distributing preliminary prospectuses and commencing the roadshow for the offering.

The Company has revised the S-1 in response to the Staff’s comment to include a “Recent Developments” paragraph to disclose the recent financial statement adjustments made in connection with the Silipos acquisition and that the pro forma financial statements in the original Form S-1 should not be relied upon.  Please see the marked changes on page 5.

Risk Factors – Page 8

We may face difficulties integrating the operations of Silipos – Page 10

2.             We note your response to prior comment 6 and reissue the last sentence of that comment.  To date, please tell us whether you have experienced any such material integration delays or unexpected costs that have resulted in or are expected to result in a materially adverse impact to your business and operations.

The Company has not experienced any material integration delays or unexpected costs with respect to Silipos to date that have resulted in or are expected to result in a materially adverse impact to the Company’s business and operations.

Use of Proceeds – Page 23

3.             We have read and reviewed your response to comment 25 and the marked changes on pages 23 and 27.  We believe it is unclear how approximately $3 million of the proceeds (noting $16 million will be used to pay off debt, $2.5 million used on the exercise of the put option and approximately $13.4 million to be used for working capital) reconciles to the change in capitalization.  Please revise the filing to clearly state how the proceeds are expected to be used.

The Company has revised the S-1 in response to the Staff’s comment.  Please see the marked changes on page 24.

Unaudited Pro Forma Condensed Financial Statements – Page 30

4.             We see you indicate herein that these unaudited pro forma condensed consolidated financial statements do not give effect to your possible acquisition of Poly-Gel and do not include any potential cost savings or synergies that you may achieve in the event you acquire Poly-Gel whether pursuant to the Put Option or otherwise.  If the exercise of the Put Option is probable, the pro forma financial statements should also disclose the pro forma financial statement impact thereof.  If not probable, please so disclose.

The Company believes that the exercise of the Put Option is possible. However, because the exercise of the Put Option is not within the Company's control, the Company cannot determine the probability that the Put Option will be exercised. The Company has revised the S-1 to reflect the foregoing. Please see the marked changes on page 31.

Management’s Discussion and Analysis of Financial Condition and Results of Operations – Page 36

Results of Operations – Page 40

5.             We have read and reviewed your response to comment 31.  We note that you revised the document to include the cost of sales and gross profit variances by segment, but did not discuss the significant causes (by segment) of the variances.  Please revise the document to provide this information.

The Company has revised the S-1 in response to the Staff’s comment.  Additionally, the Company has reclassified certain net sales and costs of sales from the distributed products segment to the custom orthotics segment for the nine month period ended September 30, 2003

Please see the marked changes on page 43.

6.             We have read and reviewed your response to comment 32.  We note that there continue to be many general explanations which we believe should be quantified and further discussed.  For example, quantify the reason for changes in net sales due to “price increase initiatives” and “loss in volume” (see page 41).  Also, quantify the impact on cost of sales of the “cost containment measures” discussed on page 42.  Note these examples are not all-inclusive.  Revise the filing to address our concerns.

The Company has revised the S-1 in response to the Staff’s comment.  Please see the marked changes on page 43.

Business – Page 56

Acquisition History – Page 56

7.             We note your response to prior comment 42 and your statement that Sheldon Langer has not been an affiliate during the past three years.  Supplementally advise whether he has any relationship to Langer Partners, your largest shareholder.  If so, disclose the material terms of the consulting agreement.  Also explain the reason for entering into the consulting agreement and Mr. Langer’s relationship to Benefoot.

Prior to Dr. Sheldon Langer's death in 2004, he had no relationship with Langer Partners.  Dr. Langer was a principal of Langer Biomechanical Group Inc., a New York corporation (the predecessor of the Company), until 1993.  At the time of the Company’s acquisition of Benefoot in 2002, Dr. Langer was a consultant to Benefoot and his son was a principal of Benefoot.  The Company entered into a consulting agreement with Dr. Langer because of his prior relationship with Benefoot, as well as his established relationships and professional stature in the orthotics industry.

Patents and Trademarks – Page 62

8.             We note your response to prior comment 45 and the additional disclosure on page 62.  Please disclose the duration of your AEI and Zook licenses.

The Company has revised the S-1 in response to the Staff’s comment.  Please see the marked changes on page 63.

Executive Compensation – Page 63

9.             Update the disclosure to provide all compensation information for 2004.

The S-1 discloses all executive compensation for 2004, except for bonuses, which have not yet been determined, and the perquisites and other personal benefits, securities or property, which in the aggregate, are the lessor of either $50,000 or 10% of the total of annual salary and bonus reported for the executive, as described in Item 402(b)(2)(iii)(C)(1) of Regulation S-K.

Principal Stockholders – Page 67

10.          We reissue prior comment 48 with respect to Atlas Capital.

The Company notes that Atlas holds convertible notes as a nominee for various persons, each of whom beneficially own less than 5% of the common stock. Atlas has discretionary authority with respect to voting and disposition over only a small portion of such shares resulting in beneficial ownership by Atlas of less than 2% of the Company's common stock. Accordingly, we do not believe additional disclosure regarding individual beneficial owners is necessary.  The Company has revised the S-1 to reflect the foregoing.  Please see the marked changes on page 80.

11.          In footnote 2, disclose the number of shares held by Langer Partners, LLC.

The Company has revised the S-1 in response to the Staff’s comment.  Please see the marked changes on page 79.

Notes to December 31, 2003 Consolidated Financial Statement s of Langer, Inc.

Note 1.  Summary of Significant Accounting Policies

Revenue Recognition – Page F-8

12.          We have read and reviewed your response to comment 56.  Please confirm to us supplementally that you are not continuing Silipos’ practice of offering sales incentives to vendors.

The Company did not previously offer sales incentives to vendors and the disclosure of EITF No. 01-09 was, therefore, not required.  The Company acquired Silipos on September 30, 2004 and accordingly the Company’s September 30, 2004 unaudited condensed consolidated financial statements did not include the results of operations of Silipos. The Company intends to continue Silipos’ practice of offering sales incentives to vendors.  In future filings, which will include the results of operations of Silipos, the Company will include disclosure in its financial statements similar to the disclosure contained in the Silipos financials statements with respect to its accounting for sales incentives.

(i)  Goodwill and Identifiable Intangible Assets with Indefinite Lives – Page F-9

13.          Refer to our prior comment 58.  We see pages 39 and F-41 still refer to appraisers.  As previously noted, if you elect to make a reference to appraisers in your financial statements (or elsewhere in the filing) you will be required to identify the appraisal firm under “Experts” and include their consent in the registration statement.  Alternatively, you could revise the filing to omit this reference.

The Company has deleted all the references to appraisers. Please see the marked changes on pages 40 and F-43.

Note 14, Related Party Transactions – Page F-30

14.          Please revise this Note and Note 8 to the September 30, 2004 financial statements as necessary to conform to information disclosed on pages 80 to 82 for the applicable periods.

The Company has revised the S-1 in response to the Staff’s comment.  Please see the marked changes on pages F-30 and F-49.

Notes to September 30, 2004 Consolidated Financial Statements of Langer, Inc.

Note 2, Acquisitions – Page F-37

15.          We have read and reviewed your response to comment 62.  Please address the following concerns supplementally.

•              We note that you have recorded the Put Option at fair value and subsequently marked it to market through earnings.  Please specifically tell us how the guidance in EITF 00-6, which addresses freestanding financial instruments indexed to, and potentially settled in, the stock of a consolidated subsidiary, applies to the Put Option, which if exercised, would be settled in cash.  Provide us supplementally with an analysis of how SFAS 150 impacts the accounting for the instrument.

In an effort to determine the appropriate accounting for the Put Option, the Company initially looked to SFAS 133.  The Company concluded the Put Option did not contain a provision for net settlement, as required by paragraph 6(c) of SFAS 133, and, therefore, the Put Option was not included within the scope of that Statement.  The Company then began to look to other authoritative literature for guidance noting that there was no specific guidance for the accounting for written options that did not fall within the scope of SFAS 133.  This lack of authoritative literature was further supported by Question 4 to the Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities: Questions and Answers.  Question 4 states in part that “[O]ther types of rights to acquire or dispose of ownership interests in an enterprise (for example, options and warrants) that do not have readily determinable fair values will generally meet the definition of a derivative instrument and accounted for under the requirements of Statement 133 (see Question 3 for additional discussion).  If those interests fail to meet the definition of a derivative instrument, there is no existing authoritative literature that addresses the accounting.”

In conducting its research, the Company did note several references to the SEC Staff’s position with respect to written options.  Although the accounting treatments provided under EITF 00-6 do not specifically apply to the Company’s accounting for the Put Option, the Company analogized to the comments in paragraph 8(d) describing the SEC’s longstanding position that written options should initially be recorded at fair value and subsequently marked to fair value through earnings.  We cited EITF 00-6 in our original response only because it references this longstanding position of the SEC.

The Company further believes the references to SFAS 150 within EITF 00-6 would not be applicable to the Company’s accounting for the Put Option for the reason discussed above.  Additionally, the Put Option does not provide for the issuance of Silipos shares.

•              While we see that the option is exercisable at any time from and after August 20, 2004 and prior to February 16, 2005, it is not clear why your March 31, 2004 and earlier financial statements are not impacted by the Put Option.  That is, why is it a footnote disclosure only matter on and prior to March 31, 2004?

No adjustment in the March 31, 2004 financial statements was made based upon the determination, at that time, that the underlying value of Poly-Gel exceeded the purchase price under the Put Option.

•              We see that you have restated Silipos’ September 30, 2004 financial statements to record the fair value of the Put Option as of September 30, 2004 (the difference between the estimated purchase price of Poly-Gel pursuant to the terms of the supply agreement and your valuation of Poly-Gel).  Why, then, have you not accounted for the Put Option on your books as part of the acquisition of Silipos, whereby you would have assumed this obligation as part of the deal rather than considering it part of the purchase price?

We have revised Note 2 to the condensed consolidated financial statement on page F-43 to reflect the liability under the Put Option as a liability assumed as part of the acquisition of Silipos rather than as part of the purchase price.

•              Confirm that you have not yet recorded an expense (or income) for the fair value (or changes therein) of the Put Option in your financial statements.

The Company has not yet recorded any expense or income for the fair value (or changes therein) of the Put Option in the financial statements.

•              If Poly-Gel were to exercise the Put Option, please tell us how you would account for the purchase of Poly-Gel.

If the Put Option were to be exercised, the Put Option liability would be reduced by the amount of payment required under the Put Option and any remaining balance in the Put Option liability account would be charged against or credited to earnings.  The assets and liabilities of Poly-Gel, which have minimal value, would be recorded at fair value, with the difference between the fair value of the assets and the fair value of the liabilities recorded as goodwill.  All transaction costs and the obligation under the Silipos purchase agreement to pay SSL the difference between $4,500,000 and the price paid for Poly-gel pursuant to the Put would be recorded as additional goodwill.

•              We see you indicate your valuation of the Option “was based upon the difference between the estimated purchase price under the Put Option ($2,355,000) and the valuation of Poly-Gel which was estimated at zero.  The valuation of Poly-Gel was based upon various factors including that the supply agreement was expiring, the Company was no longer purchasing under the supply agreement and Silipos was Poly-Gel’s only customer, the development by Silipos’ of the capability to make the gel it had previously purchased from Poly-Gel, and the Company’s belief based on its due diligence investigation of Poly-Gel, that the net assets of Poly-Gel were not significant.  The Company, therefore, concluded that Poly-Gel had no future cash flow stream.”  As such, revise the filing to disclose why the Silipos acquisition made financial and business sense given it included your assumption of the Put Option.  Also, why did Silipos agree to this Put Option provision in the supply agreement?  In other words, what was its business purpose?

The Company acquired Silipos because, as described in the S-1, of its strong distribution channels and proprietary products and to enable the Company to expand into additional product lines that are part of the Company’s market focus. The purchase price of Silipos was reduced to give effect to the obligation under the Put Option and, accordingly, is subject to increase, as disclosed, pursuant to the Silipos purchase agreement if the Company acquires Poly-gel for less than $4.5 million.  Accordingly, if Poly-gel was put to us, the aggregate purchase price of Silipos and Poly-gel would reflect our view of the total enterprise value.

The Put Option is one of the provisions that is contained in the Supply Agreement.  Silipos entered into the Supply Agreement in 1999 in order to secure a source of supply for the mineral oil based gels that it uses in many of its products.  The Supply  Agreement also contained a call option giving Silipos the right to purchase Poly-Gel (which has since expired) that was also attractive to Silipos.  We are advised that the Put Option was agreed to by Silipos in order to induce Poly-Gel to enter into the Supply Agreement on terms satisfactory to Silipos. Silipos recently developed the capability to manufacture the mineral oil based gels used in its products on its own and the Supply Agreement, therefore, became less important. Accordingly, while Poly-Gel has no value to Silipos today, it did previously.

Revise the filing as necessary based on our comment.

16.          Refer to our prior comment 63.  We see you indicate in your response to comment 62 “Because the obligation under the Silipos purchase agreement to pay Silipos could range from $0 to $4,500,000, the Company can not determine the outcome of an amount within the range beyond a reasonable doubt and, therefore, has determined to not record a liability for such obligation but to disclose such contingent consideration in the notes to the unaudited condensed consolidated financial statements for the nine months ended September 30, 2004.”  Please revise the related disclosures on page F-41, 49 and 50 to include this fact.

The Company has revised the S-1 in response to the Staff’s comment.  Please see the marked changes on pages F-43 and 52.

Note 5, Segment Information – Page F-46

17.          Refer to prior comment 67.  We see your revised disclosures indicate “On a consolidated basis, assets of $42,274,979 were allocated to orthopedics and $6,546,831 was allocated to skin care.”  Please revise the disclosures to make sure that the sum of each segment’s assets equal the total of consolidated assets per your balance sheet.

The Company has revised the S-1 in response to the Staff’s comment.  Please see the marked changes on page F-48.

Silipos, Inc. Financial Statements for the Year Ended March 31, 2004

Consolidated Statements of Operations – Page F-51

18.          Refer to our prior comment 68.  As previously requested, please revise to include the loss per share information required by paragraphs 6, 38 and 40 of Statement 128.  Note that when Silipos financial statements were included in this registration statement they became subject to the reporting requirements of a public company.

The Company has revised the S-1 in response to the Staff’s comment.  Please see the marked changes on pages F-55, and 72.

December 31, 2001 Benefoot, Inc. and Affiliate Financial Statements – Page F-79

19.          Refer to our prior comment 59.  Please also revise the filing to include March 31, 2002 and 2001 interim income statements of Benefoot.  Note these interim financial statements will be required herein even if the filing is updated with your audited December 31, 2004 financial statements.

The S-1 has been revised to include audited Benefoot financial statements for the quarters ended March 31, 2001 and 2002.  Please see the marked changes on pages F-100 to F-114.

20.          Please revise your document to include the signature of the independent auditor on their report.

The Company has revised the S-1 in response to the Staff’s comment.  Please see the marked changes on page F-83.